EXHIBIT 3.1a
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
CNA Financial Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:
FIRST: That at a meeting of the Board of Directors of CNA Financial Corporation resolutions ere duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:
WHEREAS, Delaware General Corporation Law permits companies incorporated under the laws of the State of Delaware, such as this Company, to include in either their certificates of incorporation or their by-laws, provisions that permit and, in some cases, may require, a company to indemnify persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement by reason of the fact that the person is or was a director, officer, employee or agent of the company; and
WHEREAS, Article Fourteenth of the Company’s Certificate of Incorporation includes such provisions; and
WHEREAS, any amendment to the Company’s Certificate of Incorporation requires a solicitation of stockholders for their approval, which can be time consuming and costly to the Company; and
WHEREAS, the relocation of the Company’s indemnification provisions would permit the Board of Directors to efficiently revise the Company’s indemnification provisions to reflect changes in the law and court decisions.
RESOLVED, that subject to the approval of the shareholders at the next annual meeting, the Certificate of Incorporation shall be amended to permit the relocation of the Company’s indemnification provisions to the by-laws.
SECOND: That thereafter, pursuant to a resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendments. Following said approval, Article Fourteenth was deleted from the Certificate of Incorporation and inserted in the by-laws of the Company.
THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
FOURTH: That the capital of said Corporation will not be reduced under or by reason of said amendments.
IN WITNESS WHEREOF, said CNA Financial Corporation has caused this Certificate to be signed by Jonathan D. Kantor, Senior Vice President, Secretary and General Counsel, and attested by its Assistant Secretary this 14th day of May, 1998.

CNA FINANCIAL CORPORATION

ATTEST:

/s/ Mary A. Ribikawskis Mary A. Ribikawskis	/s/ Jonathan D. Kantor Jonathan D. Kantor
Assistant Secretary	Senior Vice President, Secretary and General Counsel